[Letterhead of John L. Thomas, Esq.]

November 20, 2009

Edwin S. Kim, Esq.
U.S. Securities and Exchange Commission
Division of corporate Finance, Mail Stop 3561
100 F Street NE
Washington, DC 20549

Re: Innovative Designs, Inc.
Form 10-K for the Fiscal Year ended October 31, 2008
Form 10-Q for the Quarter ended January 31, 2009
Form 10-Q for the Quarter ended April 30, 2009
Commission File No. 000-51791

Dear Sir:

On behalf of my client, Innovative Designs, Inc. (the “Company”), I have attached herewith copies of the Company’s amended Form 10-K and amended Forms 10-Q cited above ( the “Amended Reports”) marked to show the changes from the  Reports  as originally filed..  The Amended Reports have been filed today with the Commission in response to the staff’s letter of comment dated October 22, 2009.  A copy of the Company’s transmittal letter is also attached.
If you require any additional information please contact the undersigned at 609.332.1791.

Very Truly Yours,

/s/ John Thomas
John Thomas

Attachment